The Buckle, Inc.

2407 W. 24th St. Kearney, NE 68845

P.O. Box 1480 Kearney, NE 68848-1480

phone: 308-236-8491

fax: 308-236-4493

November 20, 2013	web: www.buckle.com

Tia L. Jenkins
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549
By EDGAR

Re:	The Buckle, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Form 10-Q for the Fiscal Quarter Ended August 3, 2013
Filed September 12, 2013
File No. 1-12951

Dear Ms. Jenkins:

We are providing this letter in response to your comment letter dated November 8, 2013. We understand that the purpose of your review is to assist The Buckle, Inc. (the Company) in compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings.

Form 10-Q for the Fiscal Quarter Ended August 3, 2013

Financial Statements, page 3

1.
SEC COMMENT - Please provide the information required by ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” or tell us why you believe this guidance does not apply to you.

COMPANY RESPONSE - No disclosure has been included in the Company’s financial statements (pursuant to the requirements of ASU 2013-02) of amounts reclassified out of accumulated other comprehensive income for the quarter or year-to-date periods ended August 3, 2013 and July 28, 2012 as no such reclassifications occurred during the reporting periods. The “change in unrealized loss on investments” reported in the Company’s consolidated statements of comprehensive income for all periods reflects changes in the amount of temporary impairment on securities held and classified as available-for-sale at the end of the reporting period. It does not include any changes as the result of gains/losses that had been previously recorded in other comprehensive income, but were reclassified to net income during the reporting period as a result of updated valuation assumptions or the ultimate disposition of the securities. In future periods, when such reclassifications occur, the Company will include the required disclosures in its financial statements.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this process and would be willing to discuss any additional comments you may have. Please call me with any questions. My direct extension is (308) 236-4440 and my fax number is (888) 600-1105. Thank you.

Sincerely,

/s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and CFO
(principal accounting officer)

Cc:	Amy Ryan, Deloitte & Touche LLP
Robert J. Routh, Cline, Williams, Wright, Johnson and Oldfather, L.L.P.